glanbia

**Glanbia Plc**
Glanbia House
Kilkenny
Ireland

Telephone +353 **56 72200**
Facsimile +353 **56 72222**
www.glanbia.com

***By DHL***

02055193

2 October 2002

United States Securities and Exchange Commission,
**Washington D.C. 20549**
**United States of America.**



**Issuer: Glanbia plc**
**File No. 82-4734**



Dear Sirs,

Further to our last submission by letter dated 23 July 2002, I now enclose herewith for your kind attention all information required by Rule 12g3 2(b) for the period 22 July 2002 to 30 September 2002.

I trust this meets with your requirements and I should be pleased to provide with any further information that you may require.

I should be further obliged if you would kindly acknowledge receipt of the enclosed documents at your convenience.

Yours faithfully,

Susan Brennan



***Susan Brennan***

***Senior Executive***
***Group Secretariat***

dlw 10/7

***Encls.***

**GLANBIA plc**

**DOCUMENTS - IRISH AND LONDON STOCK EXCHANGES**

**PERIOD FROM 23 July 2002 to 30 September 2002**

**File No. 82/4734**

| Document | Effective Date | Entity requiring item |
|---|---|---|
| | | |
| 1. Glanbia plc: Notification of Interests of Directors/Secretary – Mr. John J. Moloney and Ms. Siobhan Talbot | 1st August 2002 | Stock Exchange |
| 2. Glanbia plc: Notification of Interests of Directors/Secretary – Purchase of ordinary shares by Mourant & Co. Trustees Ltd, as trustee of the Glanbia Employees' Share Trust | 8th August 2002 | Stock Exchange |
| 3. Glanbia plc: Notification of Interests of Directors/Secretary – Purchase of ordinary shares by Mourant & Co. Trustees Ltd, as trustee of the Glanbia Employees' Share Trust | 13th August 2002 | Stock Exchange |
| 4. Announcement that the Interim Report for the half-year ended 29 June 2002 will be issued on Wednesday, 28 August 2002 | 21st August 2002 | Stock Exchange |
| 5. Glanbia plc – Blue Form | 28th August 2002 | Stock Exchange |
| 6. Glanbia plc – Interim report for half-year ended 29 June 2002 | 28th August 2002 | Stock Exchange |
| 7. Published Interim Report 2002 | | Stock Exchange |
| 8. Glanbia plc: Notification of Interests of Directors/Secretary – GJ Meagher; JJ Moloney; WG Murphy and S Talbot | 2nd September 2002 | Stock Exchange |
| | | |

Document 1

**Name of Company :** Glanbia plc

**AVS Security Number :** 740087

**Date of Release :** 1 August 2002

**Glanbia plc: Notification of Interests of Directors / Secretary**

Share Options granted under the Glanbia plc Irish Savings-Related Share Option Scheme:

| | |
|---|---|
| Description of shares: | Ordinary €0.06 |
| Date of Grant / Date of Disclosure: | 1 August 2002 |
| Date on which exercisable: | 1 September 2005 |
| Exercise price: | €1.20 per share |
| Nature of Interest: | Beneficial |

**Director: John J. Moloney**

| | |
|---|---|
| Number of shares involved: | 4,593 shares |
| Number of shares over which options held following this notification: | 154,593 shares |

**Secretary: Siobhán Talbot**
(Section 65 Companies Act 1990)

| | |
|---|---|
| Number of shares involved: | 4,593 shares |
| Number of shares over which options held following this notification: | 4,593 shares |

For further information, please contact :-

John J. Roche,
Deputy Group Secretary,
Glanbia plc,
Glanbia House,
Kilkenny.

Telephone : 056/72200

1 August 2002

*ENDS.*

Document 2

**Name of Company :** Glanbia plc

**AVS Security Number :** 025282

**Date of Release :** 8 August 2002

**Glanbia plc: Notification of Interests of Directors / Secretary**

Glanbia plc ('the Company') announces that Mourant & Co. Trustees Limited, as trustee of the Glanbia Employees' Share Trust, has purchased ordinary shares in the Company in the market as follows:

| | |
|---|---|
| Number of shares acquired: | 565,000 |
| Percentage of issued class: | 0.1932% |
| Class of security: | Ordinary €0.06 |
| Price per share: | €1.317552 |
| Date of transaction: | 2 August 2002 |
| Date Company informed: | 8 August 2002 |
| Total holding following this notification: | 1,040,000 |
| Total percentage holding following this notification: | 0.3555% |

For the purposes of sections 53 of the Companies Act, 1990 please note that Mr JJ Moloney, Group Managing Director, and Ms S Talbot, Group Secretary, are deemed to be interested in the shares which are the subject of this notification by virtue of section 54 of Companies Act, 1990.

For further information, please contact :-

John J. Roche,
Deputy Group Secretary,
Glanbia plc,
Glanbia House,
Kilkenny.

Telephone : 056/72200

8 August 2002

*ENDS.*

Document 3

**Name of Company :** Glanbia plc

**AVS Security Number :** 120993

**Date of Release :** 13 August 2002

**Glanbia plc: Notification of Interests of Directors / Secretary**

Glanbia plc ('the Company') announces that Mourant & Co. Trustees Limited, as trustee of the Glanbia Employees' Share Trust, has purchased ordinary shares in the Company in the market as follows:

| | |
|---|---|
| Number of shares acquired: | 422,000 |
| Percentage of issued class: | 0.1443% |
| Class of security: | Ordinary €0.06 |
| Price per share: | €1.30 |
| Date of transaction: | 12 August 2002 |
| Date Company informed: | 13 August 2002 |
| Total holding following this notification: | 1,462,000 |
| Total percentage holding following this notification: | 0.4998% |

For the purposes of sections 53 of the Companies Act, 1990 please note that Mr JJ Moloney, Group Managing Director, and Ms S Talbot, Group Secretary, are deemed to be interested in the shares which are the subject of this notification by virtue of section 54 of Companies Act, 1990.

For further information, please contact :-

John J. Roche,
Deputy Group Secretary,
Glanbia plc,
Glanbia House,
Kilkenny.

Telephone : 056/72200

13 August 2002

***ENDS.***

Document 4

| | |
|---|---|
| **Name of Company :** | Glanbia plc |
| **AVS Security Number :** | 677620 |
| **Date of Release :** | 21 August 2002 |
| **Contact :** | John Roche<br>Glanbia plc<br><br>Telephone: 056/72200 |

**Glanbia plc**

The Company wishes to advise that the Interim Report for the half-year ended 29 June 2002 will be issued to the Company Announcements Office on the morning of Wednesday, 28 August 2002.

For further information, please contact: -

John J. Roche,
Deputy Group Secretary,
Glanbia plc,
Glanbia House,
Kilkenny.

Telephone : 056/72200

21 August 2002

*ENDS.*

Document 5

Telephone : Dublin (+353 1) 617 4200
Fax : (+353 1) 667 6045

**COMPANY ANNOUNCEMENTS OFFICE,
THE IRISH STOCK EXCHANGE,
28 ANGLESEA STREET,
DUBLIN 2.**

Dear Sir,

Referring to the approaching payment of Dividend and/or Interest on you Company's Securities mentioned below, I shall be obliged if you will kindly fill in the particulars asked for ***and return the form to me at the earliest possible moment,*** my objective being to make the Securities Ex on the proper date.

The Particulars requested are additional to any announcement re date of Board Meeting, Dividends, Profit figures etc.

The Secretary
**Glanbia plc
Glanbia House
Kilkenny**

Yours faithfully,
JAMES FERGUSON
Operations Manager.

........................................................

Delays in communication may be avoided by use of the full postal address shown at the top of this form.
All information should be communicated to the Stock Exchange direct and not through an agency or third party.

| **TITLE OF SECURITY** | **Ordinary €0.06** | | |
|---|---|---|---|
| Date of Board Meeting at which Dividend was ~~recommended~~/declared. | **27 August 2002** | | Excluding Supplementary Distribution (if any) / Supplementary Distribution (if any) |
| For ~~Quarter/Half Year~~/Year to | **4 January 2003** | | |
| Rate per cent actual (Please state net or gross) | **32.666667 % Gross** | | |
| Amount payable in Cash per Share ( Please state **net or gross**). | **1.96 c Gross** | | |
| Euro equivalent of amount Payable in Cash per Share **(to 6 decimal places)** | **1.960000 c Gross** | | |
| Rate of TAX deducted/credited Pence per share **(to 6 decimal places)** If subject to dividend withholding tax, please state. | **Subject to Dividend Withholding Tax** | | NIL |
| If the above security has the facility to convert, please state 1) the conversion period(s) for this year | **N/A** | | |
| 2) whether converting shareholders retain the dividend/interest die on the above security. | **N/A** | | |
| If Dividend is the final for year state the total amount for year.. | **N/A** | | |
| Date and time by which transfers must be lodged with Company for transferees to receive this Dividend/Interest | **3pm 6 September 2002** | | |
| TRANSFER BOOKS CLOSED (if Crest security do not complete this section) | From **N/A** To inclusive | From To inclusive | From To inclusive |
| Date of Dividend Payment or Interest due (with number of coupon were applicable) | **2 October 2002** | | |
| Date of Annual General Meeting (where Applicable). | **N/A** | | |

**28 August 2002**
**Date:..........................................**

**Siobhán Talbot – AVS 101286**
**..........................................................Secretary**

Document 6

# Press *Release*

glanbia

Corporate Communications Department
Glanbia House
Kilkenny
Ireland

Telephone + 353 56 72200
Facsimile + 353 56 50834
www.glanbia.com



## Glanbia plc
## Interim Report
## Half-Year Ended 29 June 2002

**Highlights**

| | Half-Year ended 29 June 2002 | Half-Year Ended 30 June 2001 | Change |
|---|---|---|---|
| **Group Turnover** | **Eur1,246.74m** | Eur1,288.67m | **-3.25%** |
| **Operating Profit*** | **Eur45.45m** | Eur45.46m | ----- |
| **Profit before Tax / Exceptional Items** | **Eur35.63m** | Eur32.71m | **+8.9%** |
| **Net Exceptional Charge** | **Eur75.62m** | Eur0.49m | |
| **Adjusted Earnings per Share** | **8.50c** | 7.70c | **+10.4%** |
| **Dividend** | **1.96c** | 1.87c | **+5%** |
| **Net Borrowings** | **Eur307.83m** | Eur390.0m | **-21.1%** |
| **Debt / Capital Employed**** | **99%** | 125% | |

**Including share of operating profit of joint ventures & associates*
***Excluding capital grants*

"Glanbia has delivered a solid performance in the first half of 2002 in what were extremely difficult international dairy markets," said John Moloney, Group Managing Director. "Operational and marketing improvements in consumer foods have delivered the anticipated strong profit growth in this division, offsetting the impact of weak global dairy markets on our Irish food ingredients operations. Continued rigorous focus on cash management has significantly reduced borrowings and the lower interest costs have assisted growth in profit before exceptional items and tax.

"We have also made good progress in the planned refocusing of Group operations, including withdrawing from the UK consumer meats and food service distribution businesses. The Group is pursuing growth opportunities in the cheese and nutrition sectors in line with our chosen strategy."

## Results

The Board of Glanbia plc is pleased to announce its interim results for the first half of 2002. The Group has maintained sales and operating profit performance in line with the first half of 2001, despite the extremely difficult international market conditions being experienced by the dairy sector globally. Operating profit (including share of operating profit of joint ventures and associates) was Eur45.45m (2001: Eur45.46m) on a slightly decreased turnover of Eur1,246.74m (2001: Eur1,288.67m). The operating profit result reflects a strong improvement in the performance of the consumer foods businesses, which offset the significant impact of international dairy markets on Irish food ingredients operations. The USA food ingredients business and the Irish agribusiness division both performed satisfactorily. The operating margin was 3.6% (2001:3.5%).

Profit before exceptional items and tax increased by 8.9% to Eur35.63m (2001:Eur32.71m), reflecting the benefits of lower borrowings and interest costs.

A net exceptional charge for the period of Eur75.62m arises primarily from continued refocusing of operations around group strategy. It includes the closure of the UK consumer meats business and a provision for the sale of the UK food service distribution operation, details of which were previously announced to the market on 13 May 2002 and 22 July 2002 respectively. Of this, Eur49.53m is a non-cash charge arising from the write-back through the profit and loss account of goodwill previously written off against reserves. After net exceptional items, the Group realised a loss before tax of Eur39.98m (2001 profit before tax: Eur32.23m).

Adjusted earnings per share increased by 10.4% to 8.50c (2001: 7.70c). The FRS3 loss per share was 17.39c (2001 FRS3 EPS: 7.50c).

An interim dividend of 1.96c is to be paid, an increase of 5% (2001: 1.87c).

Capital employed (excluding capital grants) was Eur311.21m (2001: Eur312.20m). Net borrowings at 29 June 2002 were down relative to 30 June 2001 by Eur82.17m (21%) to Eur307.84m. The interest charge declined by 23% to Eur9.81m (2001: Eur12.74m), reflecting the lower borrowings and better cash management. Interest cover was 4.6 times. Non-equity minority interest, which relates to Preferred Securities and Preference Shares, was Eur6.56m (2000: Eur6.39m).

## Review of Operations

### *Dairy Food Ingredients*

Dairy Food Ingredients comprises the USA and Irish dairy ingredients operations, which supply the international nutrition and food processing sectors. A satisfactory performance was achieved in the USA in the period. However, Irish operations were impacted by weak international dairy markets in the first half of 2002, which contrasted sharply with the buoyant conditions experienced in the sector in the first half of 2001. Overall, operating profit declined to Eur19.28m (2001:Eur28.71m), while turnover declined to Eur465.36m (2001:Eur488.89m).

Profitability in the Irish dairy ingredient operations was significantly impacted as world markets for traded products fell to their lowest level for over a decade, affecting all product categories. The business continued to have excellent operational efficiencies during the first half of 2002.

In the USA the Group achieved a satisfactory performance principally due to enhanced operational efficiencies and continuing growth in advanced technology proteins and other fractionated products. Glanbia continues to consolidate its position as a leading USA and world player in dairy nutritional products. Additional capacity expansion for Bioferrin® and Provon® production will be completed by year-end in response to market demand.

### *Consumer Foods*

Consumer Foods consists of Glanbia's businesses which are engaged in the production and marketing of dairy and meat products primarily through retail channels in the UK and Ireland. This business group had a significant overall improvement in performance in the first half of 2002, benefiting from enhanced operational efficiencies and new product introductions. Significant progress in refocusing businesses around the Group's growth strategy was achieved. Operating profit advanced to Eur17.33m (2001: Eur7.15m). Turnover was Eur641.39m (2001: Eur650.50m).

The Irish liquid milk and chilled foods businesses both made satisfactory progress in a very competitive market environment. The Group's entry into the growing functional foods sector with Yoplait 'Everybody' has progressed well and further important new product introductions are planned in the coming months.

The UK retail cheese business had a good performance in difficult market conditions where cheese prices have fallen significantly. Continued growth in sales, product mix and plant efficiencies improved overall profitability. The pizza cheese joint venture also delivered further volume growth and margins were enhanced due to operating efficiencies and improved exchange rates. This business is introducing a broadened product range based on recent investment in new technologies and further expansion of capability and capacity is now underway.

UK fresh pork operations had a satisfactory operating performance in a difficult period for the UK meat sector. Irish pork operations performed satisfactorily despite the significant disruption caused by the fire at the Rooskey pigmeat plant on 8 May which caused extensive damage. This facility is fully insured.

A strategic review of the UK consumer meats business was undertaken following the loss of significant volumes in the first half of 2002, as this business had already endured ongoing challenging trading conditions in 2000 and 2001. This review concluded that with ongoing difficult market conditions, sustainable profitability going forward was not achievable. The Group closed this business in early June. An exceptional loss on the closure of Eur64.34m was incurred, of which Eur38m arose from the write-back through the profit and loss account of goodwill previously written off against reserves.

A good improvement in the operating performance of Glanbia Food Service was achieved in the first half of 2002 and this business returned to profitability following a difficult period in 2000 and 2001. A strategic decision was taken by the Group to exit food service distribution as part of a refocusing of operations around core business and growth strategy. Subsequent to the period end the Group completed the sale of this business to Peter's Food Service Limited. Glanbia will continue to be a major food supplier to the UK foodservice sector, particularly in cheese and other dairy products. A provision for a loss of Eur24.68m on the transaction has been charged as an exceptional item in the half-year financial statements. This arises due to a write-back through the profit and loss account of goodwill previously written off against reserves, together with fixed asset write-down.

### *Agribusiness*

The Agribusiness Division had a satisfactory performance in the first half of 2002, taking into account the difficult conditions prevailing in farming. Adverse weather conditions impacted the market for fertilisers but the business benefited from further operating efficiencies. Turnover declined to Eur139.99m (2001: Eur149.28m). Operating profit was Eur8.84m (2001: Eur9.60m).

## Dividend

The Board has approved an interim dividend of 1.96c, an increase of 5% on the 2001 interim dividend of 1.87c. It will be paid on 2 October 2002 to shareholders on the register on 6 September 2002.

## Outlook

Glanbia is continuing to make progress to date in 2002 despite difficult international dairy markets from which no immediate recovery is envisaged. The Group has made progress in the refocusing of operations around its strategy for growth, through the closure of the UK consumer meats business and the sale of the UK food service distribution operation and are actively investing in our strategy for growth.

Overall, as markets currently stand, Glanbia expects to achieve a satisfactory full year trading performance.

Tom Corcoran
Chairman

**ENDS**
**28 August 2002**

**For further information, contact:**

Michael Patten, Director of Communications, Glanbia plc
Tel: 056-72200 or 087-2414502

Jim Milton, Murray Consultants
Tel: 01-6326400 or 086-2558400

**Glanbia plc**
**Consolidated Profit and Loss Account**
**for the Half-Year ended 29 June 2002**

| | Notes | Pre Exceptional | Exceptional | Total | Pre Exceptional | Exceptional | Total | Pre Exceptional | Exceptional | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Half year ended 29 June 2002 | | | Half year ended 30 June 2001 | | | Year ended 29 December 2001 | | |
| | | Eur'000 | Eur'000 | Eur'000 | Eur'000 | Eur'000 | Eur'000 | Eur'000 | Eur'000 | Eur'000 |
| **Turnover** | | **1,280,091** | | 1,280,091 | **1,322,569** | | 1,322,569 | 2,693,940 | | 2,693,940 |
| Less share of turnover of joint venture | | **(33,349)** | | (33,349) | **(33,901)** | | (33,901) | (68,532) | | (68,532) |
| **Group Turnover** | 1 | **1,246,742** | | 1,246,742 | **1,288,668** | | 1,288,668 | 2,625,408 | | 2,625,408 |
| **Group Operating Profit** | | **44,662** | | 44,662 | **45,175** | | 45,175 | 91,662 | | 91,662 |
| Share of operating profit of joint venture & associates | | **785** | | 785 | **280** | | 280 | 1,568 | | 1,568 |
| **Operating profit including joint venture & associates** | 1 | **45,447** | | 45,447 | **45,455** | | 45,455 | 93,230 | | 93,230 |
| Loss on termination of operations | 2 | - | (64,337) | (64,337) | - | (489) | (489) | - | (2,046) | (2,046) |
| Provision for loss on sale of operation | 3 | - | (24,677) | (24,677) | - | - | - | - | - | - |
| Profit on sale of investments/fixed assets | 4 | - | 13,396 | 13,396 | - | - | - | - | (3,486) | (3,486) |
| Group Interest | | **(9,815)** | - | (9,815) | **(12,741)** | - | (12,741) | (26,413) | - | (26,413) |
| Share of interest of joint venture and associates | | - | - | - | - | - | - | (218) | - | (218) |
| **Profit before taxation** | | **35,632** | (75,618) | (39,986) | **32,714** | (489) | 32,225 | 66,599 | (5,532) | 61,067 |
| Taxation | | **(4,017)** | - | (4,017) | **(3,635)** | - | (3,635) | (6,972) | (449) | (7,421) |
| **Profit after taxation** | | **31,615** | (75,618) | (44,003) | **29,079** | (489) | 28,590 | 59,627 | (5,981) | 53,646 |
| Equity minority interest | | | | (288) | | | (276) | | | (492) |
| Non-equity minority interest | | | | (6,565) | | | (6,387) | | | (13,042) |
| **(Loss)/profit for the year** | | | | (50,856) | | | 21,927 | | | 40,112 |
| Dividends | 5 | | | (5,733) | | | (5,460) | | | (13,260) |
| **(Loss absorbed)/profit retained for the year** | | | | (56,589) | | | 16,467 | | | 26,852 |
| Earnings per share (cent) | 6 | | | (17.39) | | | 7.50 | | | 13.71 |
| Adjusted earnings per share (cent) | 6 | | | 8.50 | | | 7.70 | | | 15.85 |

**Glanbia plc**
**Consolidated Balance Sheet**
**as at 29 June 2002**

| | Notes | 29 June 2002 Eur'000 | 30 June 2001 Eur'000 | 29 December 2001 Eur'000 |
|---|---|---|---|---|
| **Assets employed** | | | | |
| **Fixed assets** | | | | |
| Tangible assets | | 422,993 | 530,616 | 511,720 |
| Goodwill | | 4,600 | 5,021 | 5,042 |
| Financial assets | | 33,546 | 35,108 | 33,023 |
| | | 461,139 | 570,745 | 549,785 |
| **Current assets** | | | | |
| Stocks | | 218,052 | 240,152 | 218,032 |
| Debtors | | 336,753 | 350,294 | 259,875 |
| Cash and bank balances | 7 | 15,204 | 69,664 | 123,396 |
| | | 570,009 | 660,110 | 601,303 |
| Creditors | | 346,047 | 407,905 | 409,256 |
| Borrowings | 7 | - | - | 1,006 |
| | | 346,047 | 407,905 | 410,262 |
| **Net current assets** | | 223,962 | 252,205 | 191,041 |
| **Total assets less current liabilities** | | 685,101 | 822,950 | 740,826 |
| **Less non-current liabilities** | | | | |
| Creditors | | 31,571 | 29,975 | 32,817 |
| Borrowings | 7 | 323,040 | 459,666 | 365,049 |
| Capital grants | | 19,274 | 21,111 | 20,203 |
| | | 373,885 | 510,752 | 418,069 |
| | | 311,216 | 312,198 | 322,757 |
| **Capital and reserves** | | | | |
| Called up equity share capital | | 17,551 | 17,551 | 17,551 |
| Share premium account | | 80,005 | 80,005 | 80,005 |
| Merger reserve | | 113,148 | 113,148 | 113,148 |
| Revenue reserves | 8 | (45,899) | (59,414) | (44,977) |
| Capital reserves | | 2,825 | 2,825 | 2,825 |
| **Equity shareholders' funds** | | 167,630 | 154,115 | 168,552 |
| Equity minority interests | | 6,716 | 6,326 | 6,428 |
| Non-equity minority interests | 9 | 136,870 | 151,757 | 147,777 |
| | | 311,216 | 312,198 | 322,757 |

**Glanbia plc**

**Summarised Cash Flow Statement**

| | Half year ended 29 June 2002 Eur'000 | Half year ended 30 June 2001 Eur'000 | Year ended 29 December 2001 Eur'000 |
|---|---|---|---|
| Net Cash Inflow from Operating Activities: | | | |
| Operating profit | 44,662 | 45,175 | 91,662 |
| Reorganisation and merger costs | (413) | (11,506) | (10,244) |
| Profit on disposal of fixed assets | (860) | 114 | 644 |
| Depreciation and amortisation | 27,197 | 27,712 | 53,600 |
| Changes in working capital | (123,216) | (89,617) | 27,214 |
| | (52,630) | (28,122) | 162,876 |
| Returns on Investments and Servicing of Finance | (16,058) | (16,113) | (35,751) |
| Taxation | (4,162) | (818) | (2,057) |
| Purchase of Fixed Assets (net of disposals/grants) | (17,485) | (21,085) | (40,439) |
| Disposal of Investments | 13,396 | - | 1,763 |
| Purchase of subsidiary undertakings | - | (24,242) | (24,244) |
| Disposal of subsidiary undertakings | 3,174 | 10,124 | 7,799 |
| Equity Dividends Paid | (7,800) | (7,428) | (12,887) |
| Change in net debt resulting from cash flows | (81,565) | (87,684) | 57,060 |
| Translation difference | 16,388 | (8,360) | (5,761) |
| Movement in net debt in the period | (65,177) | (96,044) | 51,299 |
| Net debt at beginning of period | (242,659) | (293,958) | (293,958) |
| Net debt at end of period | (307,836) | (390,002) | (242,659) |

**Glanbia plc**
**Notes to the Financial Statements**

## Note 1: Segmental Analysis

| | Half year ended 29 June 2002 Eur'000 | Half year ended 30 June 2001 Eur'000 | Year ended 29 December 2001 Eur'000 |
|---|---|---|---|
| **Turnover by Business Class** | | | |
| Food Ingredients | 465.360 | 488.892 | 1.025.541 |
| Consumer Foods | 641.387 | 650.501 | 1.358.049 |
| Agribusiness | 139.995 | 149.275 | 241.818 |
| | 1.246.742 | 1.288.668 | 2.625.408 |
| **Operating Profit by Business Class** | | | |
| Food Ingredients | 19.281 | 28.708 | 59.415 |
| Consumer Foods | 17.328 | 7.150 | 20.390 |
| Agribusiness | 8.838 | 9.597 | 13.425 |
| | 45.447 | 45.455 | 93.230 |

## Note 2: Loss on termination of operations

The loss arises primarily from the decision to close the Group's UK Consumer Meats operation.

| | Half year ended 29 June 2002 Eur'000 | Half year ended 30 June 2001 Eur'000 | Year ended 29 December 2001 Eur'000 |
|---|---|---|---|
| Loss arising on termination of operations | (26.256) | (489) | (822) |
| Goodwill write back to profit and loss account on termination | (38.081) | - | (1.224) |
| | (64.337) | (489) | (2.046) |

## Note 3: Provision for loss on sale of operation

The provision arises from the sale by the Group of its UK Foodservice business on 2nd August 2002.

| | Half year ended 29 June 2002 Eur'000 | Half year ended 30 June 2001 Eur'000 | Year ended 29 December 2001 Eur'000 |
|---|---|---|---|
| Loss on disposal of asset after period end | (13.225) | - | - |
| Write back of goodwill on asset disposed after period end | (11.452) | - | - |
| | (24.677) | - | - |

## Note 4: Profit on sale of investments/fixed assets

| | Half year ended 29 June 2002 Eur'000 | Half year ended 30 June 2001 Eur'000 | Year ended 29 December 2001 Eur'000 |
|---|---|---|---|
| Profit on disposal of quoted investments | 13.396 | - | - |
| Loss on disposal of tangible assets | 0 | - | (3.486) |
| | 13.396 | - | (3.486) |

**Note 5: Dividends**

| | Half year ended 29 June 2002 | Half year ended 30 June 2001 | Year ended 29 December 2001 |
|---|---|---|---|
| Dividends paid / proposed per share (cent) | 1.96 | 1.87 | 4.53 |
| Total dividend (Eur'000) | 5.733 | 5.460 | 13.260 |

**Note 6: Earnings per ordinary share**

| | Half year ended 29 June 2002 Eur'000 | Half year ended 30 June 2001 Eur'000 | Year ended 29 December 2001 Eur'000 |
|---|---|---|---|
| Profit after taxation and minority interest | (50.856) | 21.927 | 40.112 |
| Weighted average number of ordinary shares in issue (million) | 292.514 | 292.514 | 292.514 |
| Earnings per share (cent) | (17.39) | 7.50 | 13.71 |
| Adjustments: | | | |
| Goodwill amortisation | 0.03 | 0.03 | 0.09 |
| Loss / (Profit) on sale of operations / investments | 25.85 | 0.17 | 2.05 |
| Adjusted Earnings per Share | 8.50 | 7.70 | 15.85 |

**Note 7: Group Borrowings**

| | 29 June 2002 Eur'000 | 30 June 2001 Eur'000 | 29 December 2001 Eur'000 |
|---|---|---|---|
| Borrowings due within one year | - | - | 1.006 |
| Borrowings due after one year | 323.040 | 459.666 | 365.049 |
| Less: | | | |
| Cash and bank balances | (15.204) | (69.664) | (123.396) |
| Net borrowings | 307.836 | 390.002 | 242.659 |

**Note 8: Revenue Reserves**

| | Profit Retained Eur'000 | Currency Translation Reserve Eur'000 | Goodwill Reserve Eur'000 | Total Eur'000 |
|---|---|---|---|---|
| At 29 December 2001 | 118.806 | (35.617) | (128.166) | (44.977) |
| Profit retained | (56.589) | | | (56.589) |
| Goodwill on disposal | | | 49.533 | 49.533 |
| Currency translation difference on foreign currency net investments | | 3.826 | 2.308 | 6.134 |
| At 29 June 2002 | 62.217 | (31.791) | (76.325) | (45.899) |

**Note 9:**
Non-equity minority interests include $100 million 7.99% cumulative preferred securities issued by a subsidiary in 1996 and Eur38.2 million cumulative redeemable preference shares issued by a subsidiary in 1993 and 1995, both net of unamortised issue costs.

**Note 10:**
The figures for the half-years ended 29 June 2002 and 30 June 2001 are unaudited. The figures for the full year ended 29 December 2001 represent an abbreviated version of the Group's financial statements for the year, which received an unqualified audit report and have been filed with the Registrar of Companies.

**Note 11: Rooskey Fire**
Included in the financial statements is an insurance receivable equivalent to the net book value of the pigmeat processing plant in Rooskey, Ireland, which was destroyed by fire on 8th May 2002. No surplus of the recoverable amount over the net book value has been recognised in respect of anticipated insurance proceeds arising from the fire. This matter is being progressed with the insurers and will be fully reflected in the financial statements when finalised.

Document 8

**Name of Company :** Glanbia plc
**AVS Security Number :** 337417
**Date of Release :** 2 September 2002

**Glanbia plc: Notification of Interests of Directors / Secretary**

Share Options granted under the Glanbia plc 2002 Long Term Incentive Plan:

| | |
|---|---|
| Description of shares: | Ordinary €0.06 |
| Date of Grant: | 29 August 2002 |
| Date of Disclosure: | 2 September 2002 |
| Period during which exercisable: | 30 August 2005 – 28 August 2012 |
| Total Amount paid for grant of option: | Nil |
| Exercise price: | €1.55 per share |
| Nature of Interest: | Beneficial |



**Director: Geoffrey J. Meagher**

| | |
|---|---|
| Number of shares involved: | 205,000 shares |
| Number of shares eligible for Share Award (Note): | 20,500 shares |
| Number of shares over which options held following this notification (inclusive of Share Award): | 350,500 shares |

**Director: John J. Moloney**

| | |
|---|---|
| Number of shares involved: | 290,000 shares |
| Number of shares eligible for Share Award (Note): | 29,000 shares |
| Number of shares over which options held following this notification (inclusive of Share Award): | 473,593 shares |

**Director: William G. Murphy**

| | |
|---|---|
| Number of shares involved: | 225,500 shares |
| Number of shares over which options held following this notification: | 350,500 shares |

**Secretary: Siobhán Talbot**
(Section 65 Companies Act 1990)

| | |
|---|---|
| Number of shares involved: | 164,000 shares |
| Number of shares eligible for Share Award (Note): | 16,400 shares |
| Number of shares over which options held following this notification (inclusive of Share Award): | 184,993 shares |

Note: Participant is eligible for a Share Award under Rule 14.2 of the Glanbia plc 2002 Long Term Incentive Plan of 10% of the Ordinary Shares that he/she continues to hold following the second anniversary of the exercise of the Option.

For further information, please contact :-

John J. Roche,
Deputy Group Secretary,
Glanbia plc,
Glanbia House,
Kilkenny.
Telephone : 056/72200
2 September 2002
*ENDS.*